Mail Stop 3561

April 7, 2006

Via Fax and U.S. Mail

Mr. Michael McGovern
Merrill Lynch Mortgage Investors, Inc.
4 World Financial Center, 12th Floor
250 Vesey Street
New York, New York 10080

Re: **Merrill Lynch Mortgage Investors, Inc.**
        Amendment No. 2 to Registration Statement on Form S-3
        Filed March 20, 2006
        File No. 333-130408

Dear Mr. McGovern:

        We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus Supplement, page S-9

  1. We reissue prior comment #3. Please provide bracketed language regarding the prefunding period in the summary of the prospectus supplement. Refer to Item 1103(a)(5) of Regulation AB.

Merrill Lynch Mortgage Investors, Inc.
April 7, 2006
Page 2

<u>The Governing Documents, page 9</u>

2. We note your disclosure at page 9 that no loan will be more than 90 days delinquent. Please confirm that delinquency information will be provided in 30 or 31 day increments, if applicable, in the prospectus supplement. Refer to Item 1100(b) of Regulation AB and 1.01 of the Regulation AB and Related Rules Telephone Interpretations.

<u>Closing</u>

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: William J. Cullen
        Sidley Austin Brown & Wood (212.839.5599)